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                             August 27, 2020

       Steven Bronson
       Chief Executive Officer
       Interlink Electronics Inc.
       1 Jenner, Suite 200
       Irvine, CA, 92618

                                                        Re: Interlink
Electronics Inc.
                                                            Registration
Statement on Form 10
                                                            Filed August 4,
2020
                                                            File No. 000-21858

       Dear Mr. Bronson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10

       Special Note Regarding Forward Looking Statements, page 3

   1. Please note that the safe harbor protections for forward-looking statements under the
                                                        Private Securities
Litigation Reform Act do not apply to statements made by companies that are not reporting
companies under section 13(a) or 15(d) of the Securities Exchange
                                                        Act. See Section 21E of
the Securities Exchange Act of 1934. Please delete all references to the safe harbor
provided by the Private Securities Litigation Reform Act in your offering document.
       Business, page 5

   2. We note that your top three customers accounted for 37%, 10% and 10% of your revenue, respectively in 2019.
Please revise to disclose the material terms of your agreements with these customers,
including the identity of the customers. In addition, provide appropriate
 Steven Bronson
Interlink Electronics Inc.
August 27, 2020
Page 2
       risk factor disclosure regarding customer concentration. Refer to Item 101(c)(vii) of
       Regulation S-K.
3. Please provide support for your statement that Interlink has been a leader in the printed electronics industry for over 30 years.
Our Customers, page 9

4. We note that 49% of your revenues for 2019 came from international sources. Please identify the countries from where you generated a material amount of revenue.
Manufacturing Operations and Principal Suppliers, page 10

5. We note that you source certain components from a single supplier. Please expand your discussion to discuss your sources and availability of raw materials and the names of any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K. To the extent you are substantially dependent on any suppliers, please file any agreements as exhibits.
Executive Officer Employment Letters, page 36

6. Please disclose the material terms of the employment agreement with Raymond Li.
General

7. Please update your financial statements to comply with the requirements of Rule 8-08 of
       Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameSteven Bronson
                                                             Division of
Corporation Finance
Comapany NameInterlink Electronics Inc.
                                                             Office of
Technology
August 27, 2020 Page 2
cc:       John McIlvery
FirstName LastName